Exhibit 99.1

Bitauto Announces First Quarter 2012 Results

BEIJING, May 10, 2012 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the first quarter ended March 31, 20121.

First Quarter 2012 Highlights

•	Revenue in the first quarter of 2012 was RMB178.0 million (US$28.3 million), a 62.3% increase from the corresponding period in 2011.

•	Gross profit in the first quarter of 2012 was RMB136.7 million (US$21.7 million), a 90.6% increase from the corresponding period in 2011.

•	Operating profit in the first quarter of 2012 was RMB19.4 million (US$3.1 million), a 311.0% increase from the corresponding period in 2011.

•	IFRS profit in the first quarter of 2012 was RMB15.7 million (US$2.5 million), a 111.2% increase from the corresponding period in 2011.

•	Non-GAAP profit in the first quarter of 2012 was RMB18.0 million (US$2.9 million), a 40.2% increase from the corresponding period in 2011.

•

During the first quarter of 2012, the Company had 6,889 subscribers to Easypass, its online marketing platform for new cars, and 1,059 customers of Transtar, its online marketing platform for used cars, compared to 3,493 and 1,137, respectively, in the corresponding period in 2011. This represents an annual increase of 97.2% in the number of Easypass subscribers and an annual decrease of 6.9% in the number of Transtar customers.

Recent Business Updates

Under the share repurchase program announced on August 12, 2011, which authorized the Company to repurchase up to US$10.0 million worth of its American Depositary Shares (“ADSs”), Bitauto repurchased an additional 1,445,550 ADSs for approximately US$7.30 million, inclusive of transaction charges, during the first quarter of 2012. As of March 31, 2012, the Company has repurchased 1,900,556 ADSs in aggregate for a total consideration of US$9.95 million, inclusive of transaction charges.

As of March 31, 2012, the Company had a total of 41,640,890 ordinary shares, with 16,866,793 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the first quarter of 2012 were calculated using a weighted average of 40,731,002 and 41,456,479 ADSs, respectively.

[1]

This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.2975 to US$1.00, the effective noon buying rate as of March 30, 2012 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. William Li, chief executive officer of Bitauto, commented, “I am pleased to report another quarter of strong and sustained growth for Bitauto, with revenue growing by 62.3%. This robust performance provides a solid foundation for the year ahead. Two trends in online marketing spending in the auto industry are in our favour. First, online marketing still accounts for a relatively small proportion of overall marketing spend in the auto industry, which indicates that there is ample room for further growth. Second, as auto makers and dealers compete more intensively for auto sales, more online marketing budgets are being allocated to sales promotions. This syncs with Bitauto’s competitive advantages in delivering quality products and services. As we work to take advantage of these trends, our efforts to develop products, improve service quality, and enhance awareness of the Bitauto brand are strengthening our profitability and enabling us to gain further recognition among auto makers, dealers and potential car buyers in China.”

Mr. Li continued, “In 2012, we will continue to execute on our three core growth drivers. First, in terms of product and service quality, we will continue to develop our new EP business unit to provide our dealer customers with a fully integrated “one-stop” digital sales, marketing and CRM platform. Second, in terms of brand building, we will focus on building awareness of our websites among potential car buyers in China. And third, we will continue to develop our used car listings website, taoche.com. We are confident that this approach will ensure Bitauto retains its industry-leading position and will lay a solid foundation for long-term growth.”

Mr. Andy Zhang, Bitauto’s chief financial officer, added, “Our strong performance in the first quarter demonstrates how the inherent scalability of our business is increasingly apparent. With traffic to bitauto.com and taoche.com, formerly ucar.cn, growing strongly, auto makers and dealers are allocating more of their budgets to our sales and marketing platforms. In 2012, we are committed to investing in the three core growth drivers and we are confident that this approach will drive further revenue growth in the coming quarters.”

First Quarter 2012 Results

Revenue by Business Segment

RMB000s (unaudited)	Three months ended
	March 31, 2011	% of Total Revenue	March 31, 2012	% of Total Revenue	% Change
bitauto.com business	71,399	65.1%	133,493	75.0%	87.0%
taoche.com (formerly ucar.cn) business	4,811	4.4%	5,019	2.8%	4.3%
Digital Marketing Solutions	33,434	30.5%	39,459	22.2%	18.0%

Total revenue	109,644	100.0%	177,971	100.0%	62.3%

Cost of Revenue by Business Segment

RMB000s (unaudited)	Three months ended
	March 31, 2011	% of Total Revenue	March 31, 2012	% of Total Revenue	% Change
bitauto.com business	17,819	47.0%	22,814	55.3%	28.0%
taoche.com business	8,904	23.5%	5,059	12.3%	(43.2%)
Digital Marketing Solutions	11,181	29.5%	13,375	32.4%	19.6%

Total cost of revenue	37,904	100.0%	41,248	100.0%	8.8%

Gross profit margin	65.4%		76.8%

Bitauto reported revenue of RMB178.0 million (US$28.3 million) for the first quarter of 2012, representing a 62.3% increase from the corresponding period in 2011. The increase in revenue was primarily attributable to the growth of the bitauto.com business.

Cost of revenue for the first quarter of 2012 was RMB41.2 million (US$6.6 million), representing a year-over-year increase of 8.8% from RMB37.9 million (US$6.0 million). Cost of revenue as a percentage of revenue in the first quarter of 2012 was 23.2%, compared to 34.6% in the corresponding period in 2011. The decrease in cost of revenue as a percentage of revenue was primarily attributable to a decrease in content distribution cost.

Gross profit for the first quarter of 2012 was RMB136.7 million (US$21.7 million), representing a 90.6% increase from the corresponding period in 2011.

Revenue from the bitauto.com business for the first quarter of 2012 was RMB133.5 million (US$21.2 million), representing an 87.0% increase from the corresponding period in 2011. The increase was attributable to an increase in dealer subscription revenue as a result of year-on-year growth in the number of Easypass subscribers of 97.2%, improved penetration in established regions, as well as an increase in advertising revenue resulting from growth in traffic to the bitauto.com website.

Cost of revenue for the bitauto.com business for the first quarter of 2012 was RMB22.8 million (US$3.6 million), representing a year-over-year increase of 28.0% from RMB17.8 million (US$2.8 million). This was mainly due to an increase in business taxes. Cost of revenue as a percentage of revenue in the first quarter of 2012 was 17.1%, compared to 25.0% in the corresponding period in 2011. The decrease in cost of revenue as a percentage of revenue was primarily attributable to a decrease in content distribution cost.

Gross profit from the bitauto.com business for the first quarter of 2012 was RMB110.7 million (US$17.6 million), representing a 106.6% increase from the corresponding period in 2011. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com business.

Revenue from the taoche.com business for the first quarter of 2012 was RMB5.0 million (US$0.8 million), representing a 4.3% increase from the corresponding period in 2011. This modest growth is the result of sales policy adjustment as well as the adoption of the new URL and the website upgrade.

Cost of revenue for the taoche.com business for the first quarter of 2012 was RMB5.1 million (US$0.8 million), representing a year-over-year decrease of 43.2% from RMB8.9 million (US$1.4 million). This was mainly due to a decrease in content distribution cost.

Gross loss from the taoche.com business for the first quarter of 2012 was RMB0.04 million (US$0.01 million), compared to a gross loss of RMB4.1 million (US$0.7 million) in the corresponding period in 2011.

Revenue from the digital marketing solutions business for the first quarter of 2012 was RMB39.5 million (US$6.3 million), representing an 18.0% increase from the corresponding period in 2011, which reflects an increase in the number of customers as well as an increase in spending on advertising and events by digital marketing solutions customers in the first quarter.

Cost of revenue for the digital marketing solutions business for the first quarter of 2012 was RMB13.4 million (US$2.1 million), representing a year-over-year increase of 19.6% from RMB11.2 million (US$1.8 million) for the corresponding period in 2011. The increase was mainly due to higher-direct-cost services, such as event planning and execution accounting for a larger percentage of services provided to digital marketing solutions customers. These services include a number of promotional activities undertaken by customers in March in the lead-up to the Beijing Auto Show in April.

Gross profit from the digital marketing solutions business for the first quarter of 2012 was RMB26.1 million (US$4.1 million), representing a 17.2% increase from the corresponding period in 2011.

Selling and administrative expenses were RMB109.4 million (US$17.4 million) for the first quarter of 2012, representing an increase of 83.4% from the corresponding period in 2011. This increase was primarily caused by additional headcount required for expanding the Company’s nationwide sales network to 117 locations from 82 locations in the first quarter of 2011, as well as an increase in marketing expenses related to the Company’s search engine and navigation site marketing efforts.

Product development expenses were RMB7.9 million (US$1.3 million) for the first quarter of 2012, a 7.1% increase from the corresponding period in 2011. The increase was primarily due to an increase in research and development personnel-related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB2.3 million (US$0.4 million) in the first quarter of 2012, compared to RMB5.4 million (US$0.9 million) in the corresponding period in 2011. The decrease was mainly due to the use of the accelerated amortization method for allocating share-based payment expenses.

Operating profit in the first quarter of 2012 was RMB19.4 million (US$3.1 million), representing a 311.0% increase from the corresponding period in 2011, primarily due to enhanced sales efficiency and business scalability, as well as a decrease in share-based payment expenses in the first quarter of 2012.

Income tax expense in the first quarter of 2012 was RMB2.8 million (US$0.4 million), compared to an income tax expense of RMB1.7 million (US$0.3 million) in the corresponding period in 2011. The increase was mainly attributable to an increase in taxable profit.

IFRS profit in the first quarter of 2012 was RMB15.7 million (US$2.5 million), a 111.2% increase from the corresponding period in 2011. Basic and diluted profit per ADS, each representing one ordinary share, in the first quarter of 2012 amounted to RMB0.39 (US$0.06) and RMB0.38 (US$0.06), respectively.

Non-GAAP profit in the first quarter of 2012 was RMB18.0 million (US$2.9 million), a 40.2% increase from the corresponding period in 2011. Non-GAAP basic and diluted profit per ADS in the first quarter of 2012 amounted to RMB0.44 (US$0.07) and RMB0.43 (US$0.07), respectively.

As of March 31, 2012, the Company had cash and cash equivalents of RMB551.5 million (US$87.6 million). Cash from operating activities, cash used in investing activities such as capital expenditures, and cash used in financing activities in the first quarter of 2012 were RMB0.5 million (US$0.1 million), RMB9.2 million (US$1.5 million), and RMB40.2 million (US$6.4 million), respectively.

Gross billings2 in the first quarter of 2012 was RMB270.7 million (US$43.0 million), compared to RMB225.7 million (US$35.8 million) in the corresponding period in 2011.

Bills Receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB30.7 million (US$4.9 million) as of March 31, 2012, compared to RMB74.5 million (US$11.8 million) as of December 31, 2011.

Trade receivables was RMB392.6 million (US$62.3 million) as of March 31, 2012, compared to RMB433.8 million (US$68.9 million) as of December 31, 2011.

[2]

For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

The number of employees totalled 1,840 as of March 31, 2012, representing a 34.0% increase from the same period in 2011. The increase was due to additional headcount required for expanding the Company’s nationwide sales network to 117 locations from 82 locations.

Second Quarter 2012 Outlook

Bitauto currently expects to generate revenue in the range of RMB230.0 million (US$36.5 million) to RMB240.0 million (US$38.1 million) in the second quarter of fiscal year 2012, representing a 47.6% to 54.0% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB0.67 (US$0.11) to RMB0.70 (US$0.11) in the second quarter of 2012.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call today, May 10, 2012 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-3541-231
Hong Kong:	+852-2475-0994 or 800-930-346
China:	400-6208-038 or 800-8190-121
International:	+65-6723-9381
Conference ID:	70207663

A replay of the conference call may be accessed by phone at the following number until May 17, 2012:

US:	+1-718-3541-232
International:	+61-2-8235-5000
Conference ID:	70207663

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and taoche.com (formerly ucar.cn) websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals and search engines operated by Tencent, Netease, and Baidu, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, taoche.com business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website as well as partner websites and search engines. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s taoche.com website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for second quarter of 2012 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to share-based payments. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Martin Reidy

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1-212-333-3810

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	March 31, 2011 Unaudited	March 31, 2012 Unaudited
Revenue	109,644,141	177,971,414
Cost of revenue	(37,903,939)	(41,247,683)

Gross profit	71,740,202	136,723,731

Selling and administrative expenses	(59,638,693)	(109,383,139)
Product development expenses	(7,368,786)	(7,891,469)

Operating profit	4,732,723	19,449,123

Other income	3,558,393	847,916
Other expenses	(336,759)	(1,178,140)
Interest income	1,180,043	757,876
Interest expense	(44,250)	(1,382,965)
Share of loss of an associate	—	(14,710)

Profit before tax	9,090,150	18,479,100

Income tax expense	(1,660,126)	(2,792,104)

Profit for the period	7,430,024	15,686,996

Total comprehensive income for the period	514,841	15,072,821

Other Financial Data (unaudited)
Non-GAAP profit for the period	12,809,472	17,962,792

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	March 31, 2011 Unaudited	March 31, 2012 Unaudited
Profit for the period	7,430,024	15,686,996
Share-based payments	5,379,448	2,275,796

Non-GAAP profit for the period	12,809,472	17,962,792

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2011 Audited	March 31, 2012 Unaudited
Assets
Trade receivables	433,782,917	392,622,098
Bills receivables	74,539,413	30,652,109
Cash and cash equivalents	601,377,150	551,459,985
Other current assets	49,500,055	82,023,652
Non-current assets	142,120,417	143,917,227

Total assets	1,301,319,952	1,200,675,071

Liabilities
Trade payables	201,125,551	122,707,571
Other current liabilities	204,635,161	211,387,994
Non-current liabilities	9,697,740	9,096,208

Total liabilities	415,458,452	343,191,773

Total equity	885,861,500	857,483,298

Total liabilities and equity	1,301,319,952	1,200,675,071